EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Supplemental Report - Judgment Against Pelephone Communications Ltd.

Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that on October 31, 2010, the Company received a Supplemental notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”), with respect to the September 6, 2010 judgment against Pelephone requiring it to pay the State of Israel royalties on its revenues for a limited period in the 1990s.

According to the complementary notice, Pelephone will be required to pay the State of Israel NIS 150 million (approximately $42 million) according to the Judgment. On October 31, 2010, Pelephone appealed the judgment to the Supreme Court.